SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of March and April 2004

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☑    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen

Chairman of the Board of Executive Directors

(Principal Executive Officer)

Dated: May 3, 2004

[Graphic] Three months report 2004/1

Océ results first quarter 2004*

•	Revenues from machines, software and professional services (non-recurring revenues) showed an autonomous increase of 7.9%. This represented a continuation and strengthening of the positive trend shown in the fourth quarter of 2003.

•	Total revenues decreased by 8.1% to € 622.4 million. After adjustment for exchange rate effects total revenues were virtually unchanged (- 0.7%) as compared to the first quarter of 2003.

Net income amounted to € 17.2 million (2003: € 21.2 million).

•	The strong euro had the effect of depressing revenues and income.

•	Océ is not publishing an income forecast for the 2004 financial year.

Rokus van Iperen, chairman of the Board of Executive Directors of Océ N.V., commenting on the results for the first quarter of 2004, said: “Net income in the quarter was 19% below the previous year. At the same time it is encouraging to note that Océ has been able to sustain the positive trend shown in the previous quarter. Thanks to the success of our new products in particular and to our strengthened focus on marketing and sales activities, non-recurring revenues are clearly showing an upward trend. We also expect recurring revenues to pick up in due course.”

	First quarter 2004
In million €
Total revenues	622.4	(–8.1%)
Operating income (EBIT)	30.4	(–26.8%)
Net income	17.2	(–18.7%)

In €
Net income per share	0.20	(–19.5%)

*	The figures stated in this report are unaudited. The report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2003 no changes have taken place in the accounting principles.

•	Total revenues decreased by 8.1% to € 622.4 million. After adjustment for exchange rate effects, revenues were virtually unchanged compared to the first quarter of 2003 (– 0.7%).

•	Net income amounted to € 17.2 million (– 18.7%).

•	Revenues from machines, software and professional services (non-recurring) showed an autonomous increase of 7.9%. This meant a continuation and strengthening of the positive trend shown in the fourth quarter of 2003.

•	The strong euro had substantial negative impact on total revenues and income.

•	Balance sheet total further reduced.

•	It is still not possible to issue a reliable forecast of income for the 2004 financial year.

Results first quarter 2004

Total revenues decreased in the first quarter by 8.1% to € 622.4 million. Non-recurring revenues (machines, software and professional services) increased by 7.9% on an autonomous basis. Recurring revenues (servicing, rentals, leasing, business services and media) decreased by 3.0% on an autonomous basis. Thanks to the strong increase in non-recurring revenues the autonomous decline in total revenues remained limited to 0.7%.

The positive trend in revenues from machines continued and strengthened further during the first quarter. However, the development of recurring revenues has not yet shown the required upturn. The strength of the euro had the effect of depressing revenues by 7.2% as compared to the first quarter of 2003.

The gross margin increased by 1.3% from 41.1% to 42.4%.

Operating expenses decreased slightly. This decrease was due to exchange rate effects. On an autonomous basis expenses increased due to higher marketing and sales efforts.

Operating income (EBIT) amounted to € 30.4 million, a decrease of 26.8%. The autonomous decrease in operating income amount to 9.1%. Financial expense (net) decreased by 48.9% as a result of a markedly lower level of loans and lower interest rates. The effective tax rate stood at 30.5%, an improvement of 2.1% on the first quarter of 2003. Net income amounted to € 17.2 million (– 18.7%).

On an autonomous basis income remained at the same level as in the first quarter of 2003.

Net income per ordinary share was € 0.20 (2003: € 0.24).

Consultations with the Works Council and the trade unions about the relocation of production activities to Central Europe and the Far East have been finalised and have resulted in a Social Plan that is acceptable to all parties. The first products manufactured in the said regions are expected to become available before the end of the present financial year.

As part of the outsourcing of the lease activities in Europe the changes required to align the administrative systems of Océ and its lease partner have now been virtually completed. It is expected that by the end of the current financial year the greater part of the lease contracts will have been transferred to external lease partners.

Results by Strategic Business Unit

In Digital Document Systems (DDS) revenues amounted to € 439 million (2003: € 471 million). The recovery in sales of printing systems that started in the fourth quarter of 2003 has continued. The autonomous increase in non-recurring revenues in the DDS Strategic Business Unit amounted to 11.5% in the first quarter of 2004 (as compared to 8.1% in the fourth quarter of 2003). On an autonomous basis recurring revenues decreased by 1.8%.

Exchange rates had an adverse impact of 7.2% on the revenues of DDS.

For Océ Business Services the rate of autonomous growth amounted to 10%. The process of recovery is also continuing in this part of the business.

Operating income in the DDS Strategic Business Unit amounted to € 22.9 million (2003: € 30.1 million).

Revenues in Wide Format Printing Systems (WFPS) amounted to € 183 million (2003: € 206 million). The WFPS Strategic Business Unit also achieved higher sales of printing systems. Non-recurring revenues showed an autonomous increase of 1.6%. This is a considerable improvement on the fourth quarter of 2003 when non-recurring revenues declined by 5.0% on an autonomous basis. The autonomous decline in recurring revenues amounted to 6.0%. Exchange rates had a negative impact of 7.1% on revenues in the WFPS Strategic Business Unit. Operating income amounted to € 7.5 million (2003: € 11.4 million).

Commercial versus financial results

In million €	First quarter
	2004	2003
Commercial activities
Revenues	602	651
Operating income	16	23
Net income	12	14

Financial activities
Revenues	20	26
Operating income	14	19
Net income	5	7

Balance sheet

The balance sheet total amounted to € 2,350 million, a reduction of € 392 million compared to the first quarter of 2003.

This was mainly attributable to a decrease in financial lease debtors (€ 193 million), a decrease in fixed assets (€ 85 million) and a reduction in other assets (€ 114 million). The free cash flow was slightly negative.

Prospects

Océ again achieved an increase in sales of printing systems in the first quarter, thanks to an intensification of marketing and sales efforts and a slight improvement in market conditions. Attention will continue to be focused on the development of the recurring revenues. In due course these will reflect the same positive trend that is being shown by the increase of sales in printing systems.

During the remainder of the financial year the strong euro will continue to depress revenues and income. At the moment, therefore, it is not possible to issue a reliable forecast of the results for the full 2004 financial year.

Océ N.V.

April 14, 2004

/s/ R. L. van lperen

For further information:

Océ N.V.

Pierre Vincent, Investor Relations Manager

Venlo, Netherlands

Telephone (+31) 77-359 2240

E-mail mve@oce.nl

Consolidated Statement of Operations

Period from December 1, 2003 through February 29, 2004

	First quarter
Results in million €	2004	2003
Revenues from sales, rentals and service	602.4	651.2
Interest from financial lease	20.0	26.0

Total revenues	622.4	677.2
Cost of sales, rentals and service	358.4	398.9

Gross margin	264.0	278.3
Operating expenses	233.6	236.8

Operating income	30.4	41.5
Financial expense (net)	4.8	9.3

Income before income taxes, equity in income of unconsolidated companies and minority interests	25.6	32.2
Income taxes	7.8	10.4

Income before equity in income of unconsolidated companies and minority interests	17.8	21.8
Equity in income of unconsolidated companies	—	—

Income before minority interests	17.8	21.8
Minority interests in net income of subsidiaries	0.6	0.6

Net income	17.2	21.2
Net income attributable to holders of ordinary shares	16.3	20.3

Free cash flow	-12.1	2.3
Average number of ordinary shares outstanding (x 1,000)	83,428	83,444

Per ordinary share (in €)
Net income	0.20	0.24

Consolidated Balance Sheet

	First quarter		End of financial year
In million €	2004	2003	2003	2002
Assets
Intangible fixed assets	51	81	49	86
Tangible fixed assets	475	544	494	578
Financial fixed assets	520	638	561	693
Inventories	326	362	310	345
Accounts receivable and prepaid expenses	941	1,085	952	1,123
Cash and cash equivalents	37	32	55	37

Total assets	2,350	2,742	2,421	2,862

Liabilities
Total shareholders’ equity	723	755	713	771
Minority interest	37	38	39	40
Long term liabilities (provisions)	573	620	596	637
Long term debt	449	665	381	756
Short term debt	94	151	168	87
Other current liabilities	474	513	524	571

Total liabilities	2,350	2,742	2,421	2,862

Changes in shareholders’ equity

Period from December 1, 2003 through February 29, 2004

	First quarter
In million €	2004	2003
As at December 1, 2003/2002	713	771
Net income	17	21
Dividend	—	—
Conversion of convertible loans	—	—
Purchase of shares	1	-1
Foreign currency translations	-8	-36

As at February 29/28	723	755

Consolidated Statement of Cash Flow

Period from December 1, 2003 through February 29, 2004

	First quarter
In million €	2004	2003
Cash flow from operating activities
Net income	17	21
Depreciation	39	45
Installed and divestments in rental equipment and financial lease receivables	14	30
Long term liabilities (provisions)	-16	-14
Trade accounts and other receivables	16	40
Inventories	-18	-16
Trade accounts payable	-11	-30
Net change in other working capital accounts	-60	-64

Total cash flow from operating activities	-19	12

Cash flow from investing activities
Capital expenditure in intangible assets	-8	-4
Capital expenditure less divestments in property, plant and equipment	-8	-18
Capital expenditure in other financial assets	—	13
Net change unconsolidated companies	1	—
Acquisitions (net of cash)	—	—
Sale lease portfolio	22	—

Total cash flow from investing activities	7	-9

Cash flow from financing activities
Interest bearing loans	-3	-9
Purchase of shares	1	-1
Dividend	-4	—
Other	-2	-2

Total cash flow from financing activities	-8	-12

Effect of exchange rate changes	1	4
Changes in cash and cash equivalents	-19	-5

Océ Profile

Océ: innovative by nature

Océ is one of the world’s leading suppliers of high-quality products and services, including complete solutions, for use by professionals in print and document management. The company focuses primarily on professional environments in which large numbers of documents are processed. Océ’s customers are mainly active in office environments and industrial and graphical sectors. In its own R&D centres Océ develops advanced machines and systems for use by its customers in the production, distribution and management of documents. The company also offers its customers innovative services in the areas of consultancy, outsourcing and financing. Océ has built up a solid reputation as an innovator, both technologically and commercially. Océ’s products and services are renowned for their high quality. This is based on their reliability, productivity, durability, ease of use and environmental friendliness and low total cost of ownership.

Market approach Most of Océ’s products and services are offered via the company’s own direct sales and service organisation. As a result Océ can draw on a constant flow of up-to-date market and user information, which allows the company to anticipate and respond alertly to changing market needs. Océ has specifically tailored its organisation in line with the market segments that are of strategic relevance to the business. In a number of geographical markets part of the range is made available via specialised distributors.

Océ largely develops and manufactures its product range in house. Océ’s strong and unique technology base results from its many years of experience and its programmes of consistent investment in R&D. The company’s innovative capacity is broadened and reinforced on an ongoing basis via alliances with strategic partners and via systematic cooperation with co-developers and suppliers.

Océ operates in a total of eighty countries and has its own sales companies in some thirty countries. The Océ Group has over 22,000 employees, 40 per cent of whom work in sales and service. Océ research and manufacturing facilities are located in the Netherlands, Germany, Belgium, France, the Czech Republic, the United States and Japan.

In 2003 Océ achieved revenues of € 2.8 billion and net income of € 61.5 million.

Ambition Océ aims to be one of the top-three suppliers in the strategically relevant market segments, to offer an inspiring working environment to its employees, to achieve returns that give the company a top position in its sector of industry and to build up a network of partnerships that is one of the strongest in its industry.

In its policy Océ clearly focuses on making a substantial contribution to sustainable development world-wide.

Océ is an attractive employer and invests in a healthy and inspiring working environment that offers challenging career opportunities.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to more than € 53 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam [Euronext], Düsseldorf, Frankfurt Main and on the electronic stock exchange [EBS] in Switzerland. They are traded in the United States as American Depositary Receipts [ADRS] via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended [referred to hereafter as the Securities Act], and Section 21E of the Securities Exchange Act of 1934, as amended [referred to hereafter as the Exchange Act]. These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties [some of which are beyond Océ’s control] and which are neither manageable nor foreseeable by Océ. When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this announcement or Océ’s other annual or periodic reports filed with the United States Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this report might not occur.

These factors, risks and uncertainties, which include, but are not limited to, changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, financing Océ’s operations, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, uncertainty of political situations, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and dispositions and effects of recent and further terrorists attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, you should refer to pages 62 till 67 of the annual report 2003, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

The publicity listed holding company of the Group is Océ N.V. The issued share capital amounts to more than € 53 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRS) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Océ N.V.
P. O. Box 101, 5900 MA Venlo, the Netherlands
Telephone (+31) (0)77 3592240
Telefax (+31) (0)77 3595436
Océ on Internet: http://www.oce.com
E-mail: info@oce.com
Trade register Venlo 12002283

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

[GRAPHIC]

Press release Océ N.V.	[GRAPHIC]

Shareholders Meeting Océ

At today’s Annual General Meeting of Shareholders of Océ N.V. the Financial Statements for 2003 were adopted and the proposal for the final dividend for the 2003 financial year was approved.

Mr. L.J.M. Berndsen was granted an honourable release and discharge as a Supervisory Director of the Company.

Mr. M. Arentsen has been appointed as a Supervisory Director. Mr. Arentsen is a former member of the Board of Executive Directors of CSM N.V.

The dividend for the 2003 financial year per ordinary share of € 0.50 nominal value was fixed at € 0.58 in cash. After deduction of the interim dividend the final dividend for the 2003 financial year amounts to € 0.43 per ordinary share.

The dividend will be made available for payment with effect from March 18, 2004.

Ultimately June 2, 2004 the minutes of the meeting will be published on the corporate website [http://www.oce.com] and will be supplied to shareholders upon request.

Océ N.V.

March 2, 2004

Press release Océ N.V.	[GRAPHIC]

Océ: Machine sales continue to grow during first quarter 2004;

total revenues and profit lower

At today’s Annual General Meeting of Shareholders of Océ N.V., Mr. R. van Iperen, chairman of the Board of Executive Directors, announced that on an autonomous basis revenues from machines and software (“non-recurring”) increased during the first quarter of 2004 compared to the first quarter of 2003. This means that the positive trend of the fourth quarter 2003 continued.

The increase occurred in both Strategic Business Units.

At the same time total revenues and net profit still remain under pressure, mainly due to the strong increase of the Euro in relation to the US Dollar.

No forecast for the financial year 2004 will be given in view of the ongoing uncertain economic developments.

The results for the first quarter will be published on April 14, 2004.

Océ N.V.

March 2, 2004